Exhibit 99.2

Gamee Mobile s.r.o.

Financial Statements

As of and for the year ended 31 December 2024

Independent Auditors' Report

To the Shareholder and Directors of Gamee Mobile s.r.o.

Identification of the Company: Gamee Mobile s.r.o.

Identification No.:	29103746
Registered Office:	Rašínovo nábřeží 71/10, 128 00 Prague 2, Czech Republic
Legal Form:	Limited Liability Company
File Number:	C 281545, Trade Register Court Prague

Opinion

We have audited the financial statements of Gamee Mobile s.r.o. ("the Company"), which comprise the balance sheet as of 31 December 2024, and the related statement of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2024, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards („IFRS").

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS) and in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits, which include relevant ethical requirements in the United States of America and the International Ethics Standards Board for Accountants' Code of Ethics for Professional Accountants. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

TPA Audit s.r.o.

140 00 Prague 4, Antala Staška 2027/79

Tel.: +420 222 826 311, E-mail: audit@tpa-group.cz, www.tpa-group.cz

Branches: 746 01 Opava, Veleslavinova 240/8, 703 00 Ostrava, Ruská 83/24

ID: 60203480, Certificate no. 80 of the Chamber of Auditors of the Czech Republic,

Municipal Court in Prague, file no. C.25463

Albania | Austria | Bulgaria | Croatia | Czech Republic | Hungary
Montenegro | Poland | Romania | Serbia | Slovakia | Slovenia

Responsibilities of Management and Those Charged with Governance for the Financial Statements (continued)

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time; to disclose, as applicable, matters related to going concern; and to use the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS and ISAs will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS and ISAs, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

TPA Audit s.r.o.	Stránka 2 z 3

Auditors' Responsibilities for the Audit of the Financial Statements (continued)

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control-related matters that we identified during the audit.

Prague, Czech Republic
20 May 2026

/s/ Pavel Pražák Auditor: Pavel Pražák Certificate No. 1968 KAČR	/s/ TPA Audit s.r.o. TPA Audit s.r.o. Antala Staška 2027/79, Praha 4 Certificate No. 080 KAČR

Gamee Mobile s.r.o.

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

31 DECEMBER 2024

For the year ended 31 December In thousands of CZK	Note	2024	2023
Revenues from services	3	73 891	73 810
Other operating revenues		-	797
Total revenues		73 891	74 607
Costs of provided services	4	59 666	61 301
Payroll costs	4	8 957	7 400
Other operating costs	4	1 773	1 842
Operating result		3 495	4 064
Interest income		947	895
Interest expense		74	105
Other financial expenses – net (cost (+) / income (-))	5	5 393	1 279
Financial result		6 266	489
Profit or loss before tax		9 761	3 575
Income tax	6	726	1 723
Net result after tax		9 035	5 298
Profit for the year and total comprehensive income		9 035	5 298

Gamee Mobile s.r.o.

STATEMENT OF FINANCIAL POSITION

31 DECEMBER 2024

As of 31 December

In thousands of CZK	Note	31.12.2024	31.12.2023	31.12.2022
NON-CURRENT ASSETS
Non–current receivables		69 414	63 174	62 934
Other non-current assets		3 462	4 910	3 795
Non-current assets	7	72 876	68 084	66 729

CURRENT ASSETS
Trade receivables	8	12 733	17 838	16 292
Other receivables		3 201	1 937	1 558
Cash and bank balance	9	16 970	8 207	7 482
Current assets		32 904	27 982	25 332
Total assets		105 780	96 066	92 061

In thousands of CZK	Note	31.12.2024	31.12.2023	31.12.2022
EQUITY
Share capital		471	471	471
Other capital funds		118 063	118 063	118 063
Retained earnings		(33 386)	(42 389)	48 007
Total equity		85 148	76 145	70 527

NON-CURRENT LIABILITIES
Lease liability – long -term		1 069	1 881	2 634
Non-current liabilities		1 069	1 881	2 634

CURRENT LIABILITIES
Advances received		12 278	11 303	11 361
Trade payables		4 497	4 327	5 732
Lease liability – short-term		782	752	752
Other liabilities		2 006	1 658	1 055
Current liabilities	11	19 563	18 070	18 900
Total liabilities		20 683	20 004	21 534
Total equity and liabilities		105 780	96 066	92 061

Gamee Mobile s.r.o.

CASH FLOW STATEMENT

31 DECEMBER 2024

For the year ended 31 December

In thousands of CZK	2024	2023
Profit before tax	9 761	3 575
Adjustment for:
Other non-cash items	60	249
Interest income	(947)	(859)
Unrealised FX gains on translation of loan to mother company	(6 240)	(240)
Change in receivables	4 471	(6 528)
Change in liabilities	711	3 669
Cash generated from operations	7 816	(170)
Interest received	947	895
NET INCREASE IN CASH AND CASH EQUIVALENTS	8 763	725
Cash and cash equivalents at beginning of year	8 207	7 482
CASH AND CASH EQUIVALENTS AT END OF YEAR	16 970	8 207

Gamee Mobile s.r.o.

STATEMENT OF CHANGES IN EQUITY

31 DECEMBER 2024

In thousands of CZK	Share Capital	Other capital funds	Accumulated profit / (loss)	Total Equity
As at 1 January 2023	471	118 063	(47 687)	70 847
Profit for the year	-	-	5 298	5 298
As at 31 December 2023	471	118 063	(42 389)	76 145
Profit for the year	-	-	9 035	9 035
Other	-	-	(32)	(32)
At 31 December 2024	471	118 063	(33 386)	85 148

Gamee Mobile s.r.o.

NOTES TO THE FINANCIAL STATEMENTS

31 DECEMBER 2024

1.            CORPORATE INFORMATION

1.1 Description of the company

Company:	Gamee Mobile s.r.o. (hereinafter referred to as the "Company")
Identification number:	29103746
Date of Establishment:	The Company was registered into commercial register on 8 July 2010
Registered Office:	Rašínovo nábřeží 71/10, Vyšehrad, 128 00 Praha 2
Legal form:	Limited liability company
Subject of business:	Providing IT development services.
Country of incorporation:	Czech Republic
Accounting period:	1 January 2024 – 31 December 2024
Trade Register File Nr: Section C 281545, entry of the Commercial Register kept by the Regional Court in Prague

1.2 Members of the statutory bodies

The Statutory Director during both the current and comparative periods (2024 and 2023) was Robert William Hong-San Yung.

Božena Řežábová was proxy holder in 2023 and until 18 September 2024, Martin Žákovec is proxy holder starting from 18 September 2024.

1.3 Employees

In both 2024 and 2023, the Company had 3 employees (average FTE).

2.1            STATEMENT OF COMPLIANCE

The attached financial statements of the Company were prepared in accordance with International Financial Reporting Standards (IFRS).

2.2           BASIS OF PREPARATION

The accounting period for 2024 is the period of twelve months from 1 January 2024 to 31 December 2024.

These financial statements have been prepared under historical cost convention. These IFRS financial statements are presented in thousands of CZK (rounded using generally accepted methods), unless stated otherwise.

The Company's management, when preparing the financial statements, considered the going concern assumption. They concluded that the going concern assumption is not jeopardized. Therefore, the financial statements as of 31 December 2024 and for the year ended, were prepared on the basis that the Company will continue to operate as a going concern.

Gamee Mobile s.r.o.

NOTES TO THE FINANCIAL STATEMENTS

31 DECEMBER 2024

2.3          CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Company has adopted the following revised IFRSs, which are applicable to the Company for the first time in the current year’s financial statements.

Amendments to IFRS 16	Lease Liability in a Sale and Leaseback
Amendments to IAS 1	Classification of Liabilities as Current or Non-current (the “2020 Amendments”)
Amendments to IAS 1	Non-current Liabilities with Covenants (the “2022 Amendments”)

Amendments to IFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction to ensure the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use it retains. Since the Company has no sale and leaseback transactions with variable lease payments that do not depend on an index or a rate occurring from the date of initial application of IFRS 16, the amendments did not have any impact on the financial position or performance of the Company.

The 2020 Amendments clarify the requirements for classifying liabilities as current or non-current, including what is meant by a right to defer settlement and that a right to defer must exist at the end of the reporting period. Classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement. The amendments also clarify that a liability can be settled in its own equity instruments, and that only if a conversion option in a convertible liability is itself accounted for as an equity instrument would the terms of a liability not impact its classification. The 2022 Amendments further clarify that, among covenants of a liability arising from a loan arrangement, only those with which an entity must comply on or before the reporting date affect the classification of that liability as current or non-current. Additional disclosures are required for non-current liabilities that are subject to the entity complying with future covenants within 12 months after the reporting period.

The Company has reassessed the terms and conditions of its liabilities as at 1 January 2023 and 2024 and concluded that the classification of its liabilities as current or non-current remained unchanged upon initial application of the amendments. Accordingly, the amendments did not have any impact on the financial position or performance of the Company.

2.4          ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company has not early applied the revised IFRSs that have been issued but are not yet effective for the accounting year ended 31 December 2024 in these financial statements. Among these new and revised IFRSs, the following are expected to be relevant to the Company’s financial statements upon becoming effective:

IFRS 18	Presentation and Disclosure in Financial Statement[2]
IFRS 19	Subsidiaries without Public Accountability: Disclosures[2]
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments[1]
Annual improvements to IFRS Accounting and Standards – Volume 11	Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 IAS 7[1]

1 Effective for annual periods beginning on or after 1 January 2026

2 Effective for annual/reporting periods beginning on or after 1 January 2027

IFRS 18 replaces IAS 1 Presentation of Financial Statements. While a number of sections have been brought forward from IAS 1 with limited changes, IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Entities are required to classify all income and expenses within the statement of profit or loss into one of the five categories: operating, investing, financing, income taxes and discontinued operations and to present two new defined subtotals. It also requires disclosures about management-defined performance measures in a single note and introduces enhanced requirements on the grouping (aggregation and disaggregation) and the location of information in both the primary financial statements and the notes.

Gamee Mobile s.r.o.

NOTES TO THE FINANCIAL STATEMENTS

31 DECEMBER 2024

2.4            ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Some requirements previously included in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, which is renamed as IAS 8 Basis of Preparation of Financial Statements. As a consequence of the issuance of IFRS 18, limited, but widely applicable, amendments are made to IAS 7 Statement of Cash Flows, IAS 33 Earnings per Share and IAS 34 Interim Financial Reporting. In addition, there are minor consequential amendments to other IFRSs. IFRS 18 and the consequential amendments to other IFRSs are effective for annual periods beginning on or after 1 January 2027 with earlier application permitted. Retrospective application is required. The Company is currently analysing the new requirements and assessing the impact of IFRS 18 on the presentation and disclosure of the Company’s financial statements.

IFRS 19 allows eligible entities to elect to apply reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRSs. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10 Consolidated Financial Statements cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements available for public use which comply with IFRSs. Earlier application is permitted. The Company is currently considering the application of IFRS 19 in the financial statements.

Amendments to IFRS 9 and IFRS 7 clarify the date on which a financial asset or financial liability is derecognized and introduce an accounting policy option to derecognize a financial liability that is settled through an electronic payment system before the settlement date if specified criteria are met. The amendments clarify how to assess the contractual cash flow characteristics of financial assets with environmental, social and governance and other similar contingent features. Moreover, the amendments clarify the requirements for classifying financial assets with non-recourse features and contractually linked instruments. The amendments also include additional disclosures for investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. The amendments shall be applied retrospectively with an adjustment to opening retained profits (or other component of equity) at the initial application date. Prior periods are not required to be restated and can only be restated without the use of hindsight. Earlier application of either all the amendments at the same time or only the amendments related to the classification of financial assets is permitted. The amendments are not expected to have any significant impact on the Company’s financial statements.

Annual Improvements to IFRS Accounting Standards – Volume 11 set out amendments to IFRS 1, IFRS 7 (and the accompanying Guidance on implementing IFRS 7), IFRS 9, IFRS 10 and IAS 7. Details of the amendments that are expected to be applicable to the Company are as follows:

•	IFRS 7 Financial Instruments: Disclosures: The amendments have updated certain wording in paragraph B38 of IFRS 7 and paragraphs IG1, IG14 and IG20B of the Guidance on implementing IFRS 7 for the purpose of simplification or achieving consistency with other paragraphs in the standard and/or with the concepts and terminology used in other standards. In addition, the amendments clarify that the Guidance on implementing IFRS 7 does not necessarily illustrate all the requirements in the referenced paragraphs of IFRS 7 nor does it create additional requirements. Earlier application is permitted. The amendments are not expected to have any significant impact on the Company’s financial statements.

•	IFRS 9 Financial Instruments: The amendments clarify that when a lessee has determined that a lease liability has been extinguished in accordance with IFRS 9, the lessee is required to apply paragraph 3.3.3 of IFRS 9 and recognise any resulting gain or loss in profit or loss. In addition, the amendments have updated certain wording in paragraph 5.1.3 of IFRS 9 and Appendix A of IFRS 9 to remove potential confusion. Earlier application is permitted. The amendments are not expected to have any significant impact on the Company’s financial statements.

•	IAS 7 Statement of Cash Flows: The amendments replace the term “cost method” with “at cost” in paragraph 37 of IAS 7 following the prior deletion of the definition of “cost method”. Earlier application is permitted. The amendments are not expected to have any impact on the Company’s financial statements.

Gamee Mobile s.r.o.

NOTES TO THE FINANCIAL STATEMENTS

31 DECEMBER 2024

2.5          MATERIAL ACCOUNTING POLICY INFORMATION

Business operations in foreign currency

The Company records foreign currency transactions at the exchange rate of the date of transaction. Any resulting foreign currency gains or losses are recognised in the income statement of the relevant fiscal year. Utilized foreign currencies are primarily EUR and USD, use and impact of other foreign currencies is not significant.

The foreign currency translation of balances in foreign currencies and of business operations (transactions) was done using the exchange rates as of the balance sheet date. The following exchange rates were used:

FX rates CZK	quantity	31.12.2024	31.12.2023
USD	1	24,237	22,376
EUR	1	25,185	24,725

Intangible Assets

Intangible fixed assets are initially measured at cost, which includes the purchase price and all expenses directly attributable to their acquisition.

Intangible fixed assets with an acquisition cost exceeding CZK 80,000 in 2024 and 2023 are amortised to expenses over their estimated useful lives. If the carrying amount of an intangible fixed asset decreases due to temporary non-use, damage, or other circumstances, the Company recognises an impairment allowance to reduce its value.

Financial assets

In accordance with IFRS 9, financial assets shall be classified in three categories: (i) measured at amortised cost, (ii) fair value through other comprehensive income (FVOCI) and (iii) fair value through profit or loss (FVTPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and on its contractual cash flow characteristics. As financial instruments measured at amortized cost qualify only those, whose business model gives rise to cash flows that are solely payments of principal and interests. All other financial assets are measured at fair value through profit or loss.

Trade receivables that do not contain a significant financial component or for which the Company has applied the practical expedient of not adjusting the effect of a significant financial component are measured at the transaction price determined under IFRS 15. All the other financial assets are initially recognised at fair value plus transaction costs that are attributable to the acquisition of the financial assets, except in the case of financial assets recorded at fair value through profit or loss. Regular way purchases and sales of financial assets are recognised on the trade date, that is, the date when the Company commits to purchase or sell the assets.

(a) Classification and measurement

Debt instruments are measured at amortised cost using the effective interest rate method, subject to impairment if the assets are held for the collection of contractual cash flows where those contractual cash flows represent solely payments of principal and interest.

Debt instruments are measured at fair value through other comprehensive income if the assets’ contractual cash flows represent solely payments of principal and interest and the assets are held for collection of contractual cash flows and for selling the financial assets. Such financial assets are subsequently measured at fair value with any gains or losses from changes in fair value recognised in other comprehensive income, except for impairment losses and reversal, foreign exchange gains and losses and interest calculated using the effective interest rate method which are recognised in the statement of profit or loss. The cumulative gains or losses previously recognised in other comprehensive income are reclassified from other comprehensive income to the statement of profit or loss when the financial asset is derecognised.

Gamee Mobile s.r.o.

NOTES TO THE FINANCIAL STATEMENTS

31 DECEMBER 2024

2.5          MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Debt instruments that do not meet the criteria for amortised cost or as financial assets at fair value though other comprehensive income are measured at fair value through profit or loss. Interest income for these financial assets is included in finance income.

(b)           Impairment

The Company applies the expected credit loss model on all the financial assets that are subject to impairment. Impairment allowances are recognised under the general approach where expected credit losses are recognised in two stages. For credit exposures where there has not been a significant increase in credit risk since initial recognition, the Company is required to provide for credit losses that result from possible default events within the next 12 months. For those credit exposures where there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure irrespective of the timing of the default.

The Company considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company.

(c)           Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets have expired; or where the Company has transferred its contractual rights to receive the cash flows of the financial assets and has transferred substantially all the risks and rewards of ownership; or where control is not retained.

Receivables and other financial assets

Trade receivables from the provision of services, other receivables and other financial assets are measured initially at fair value, and thereafter at amortised cost, applying the effective interest-rate method with deduction for any reduction for impairments.

Other financial liabilities

Other financial liabilities, such as trade payables, are assigned to the category "financial liabilities at amortised cost" (FLAC) and measured upon receipt at fair value, and thereafter at amortised acquisition cost.

Provisions and contingent liabilities

Provisions are recognised if the Company has legal or constructive obligations towards a third party due to a past event and the obligation is likely to lead to an outflow of funds. Such provisions are stated at the value which can be determined by the best possible estimate at the time the financial statements are prepared.

Related parties

A party is considered to be related to the Company if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Company;
(ii)	has significant influence over the Company; or
(iii)	is a member of the key management personnel of the Company or of a parent of the Company;

or

Gamee Mobile s.r.o.

NOTES TO THE FINANCIAL STATEMENTS

31 DECEMBER 2024

2.5          MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Related parties (continued)

(b)            the party is an entity where any of the following conditions applies:

(i)	the entity and the Company are members of the same group;
(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);
(iii)	the entity and the Company are joint ventures of the same third party;
(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;
(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company;
(vi)	the entity is controlled or jointly controlled by a person identified in (a);
(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and
(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Company or to the parent of the Company.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks, and short-term highly liquid deposits with a maturity of generally within three months that are readily convertible into known amounts of cash, subject to an insignificant risk of changes in value and held for the purpose of meeting short-term cash commitments.

For the purpose of the statement of cash flows, cash and cash equivalents comprise cash on hand and at banks, and short-term deposits, as defined above, less bank overdrafts which are repayable on demand and form an integral part of the Company’s cash management.

Financial liabilities

Financial liabilities are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, they are subsequently measured at amortised cost using the effective interest rate method.

Financial liabilities are derecognised when they are extinguished, i.e., when the obligation is discharged or cancelled, or expires.

Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognised when the control of services is transferred to the customers, at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. There are no variable components in the contract, the Company operates on a cost+ basis with other group entities.

Other income

Interest income is recognised on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Deferred tax

Deferred tax is provided using the liability method, on temporary differences at the end of the reporting period arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Tax rates enacted or substantively enacted by the end of the reporting period are used to determine the deferred tax.

Deferred tax liabilities are provided in full while deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Gamee Mobile s.r.o.

NOTES TO THE FINANCIAL STATEMENTS

31 DECEMBER 2024

3.             REVENUES

In thousands of CZK	2024	2023
Revenues from recharge of costs to a group entity	73 891	73 810
Other operating revenues	-	797
Total	73 891	74 607

The Company provides IT development services to related parties, where its costs are primarily staff costs provided by external parties (see below in note 4.Operating costs). Revenues represent recharge of the Company´s costs +5% mark-up. Revenues are recorded in the period, to which they relate. Contractual incentives are not used.

4.             OPERATING COSTS

In thousands of CZK	2024	2023
Costs of purchased services	59 666	61 065
Payroll costs	8 957	7 400
Other operating costs	1 773	1 842
Total	70 396	70 307

Costs of purchased services represent mainly externally sourced programming services. Payroll costs contain primarily management remuneration, including the social and health security charges.

5.             FINANCIAL COSTS AND INCOME

In 2024, other financial income represents primarily gain on the revaluation of the interest-bearing loan to a related party (ref.to note 7 below) in the amount of CZK 5.3 million (2023: loss on revaluation of the loan of CZK 0.7 million).

6.             INCOME TAX

In thousands of CZK	2024	2023
Profit / (loss) before tax	9 761	3 575
Deferred income tax expense (+) / income (-)	726	1 723
Net results after tax	9 035	5 298

The deferred income tax relates primarily to accumulated tax losses of prior years. The Company has tax losses of prior years in the total amount of CZK 17.7 million as at 31 December 2024, which can be utilised only until 2025. Given the tax losses of prior years, the Company did not have corporate income tax payable in 2024 and 2023.

Gamee Mobile s.r.o.

NOTES TO THE FINANCIAL STATEMENTS

31 DECEMBER 2024

7.             NON-CURRENT ASSETS

Non-current assets are primarily represented by an interest-bearing loan provided to a related party amounting to CZK 69,414 ths. (USD 2,864 ths.) as at 31 December 2024 (31 December 2023: CZK 63 174 ths., which equaled to USD 2,823 ths.). The carrying amount approximates the fair value.

Other non-current assets contain right of use for office space of CZK 2 145 ths. (31 December 2023: CZK 2 822 ths.) and deferred tax asset of CZK 997 ths. (31 December 2023: CZK 1 723 ths.) recognized as at 31 December 2024. Deferred tax asset was recognised primarily from accumulated tax losses, however, only in the amount that is expected to be utilised (CZK 4.5 million).

8.             RECEIVABLES

Trade receivables are represented primarily by a related party receivable amounting to CZK 12,708 ths. (USD 524 ths.); (31 December 2023: related party receivable of CZK 17,750 ths.). Trade and other receivables are current assets and are recognised without any necessary valuation adjustments, and as a result the carrying amount reflects their fair value.

9.             CASH AND BANK BALANCES

Cash and cash equivalents are represented primarily by cash in current bank accounts at Komerční banka a.s., denominated in CZK, USD and EUR. Cash and cash equivalents are current assets and are recognised without any necessary valuation adjustments and therefore the carrying amount reflects fair value.

10.           DEFFERED AND CURRENT TAXES

Deferred taxes are recognized on all temporary differences between the tax values of assets and liabilities and their carrying amount in the financial statements. Deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which it can be utilised.

Deferred tax is measured at the enacted tax rates that are expected to apply to the year when the underlying asset or liability will be settled.

The income tax expense for the year is calculated from the taxable income using the tax rate enacted and applicable in the Czech Republic. Current income tax assets and liabilities are measured at amounts which are expected to be received from or paid to the respective tax authority.

11.           CURRENT LIABILITIES

Current liabilities contain primarily an advance received from a related party for financing the working capital amounting to CZK 12,175 ths. (USD 502 ths.) as of 31 December 2024 (31 December 2023: advance received of CZK 11,303 ths.).

We consider the trade and other liabilities to be current and therefore their book value reflects also their fair value.

Lease liabilities represent a net present value of a liability for rent of office space.

Gamee Mobile s.r.o.

NOTES TO THE FINANCIAL STATEMENTS

31 DECEMBER 2024

12.           OPERATING LEASE CONTRACTS

The Company has reported the relevant operating lease agreements in accordance with IFRS 16. For the reporting of operating lease agreements, the Company has chosen to report only newly concluded contracts after 1 January 2019 in accordance with IFRS 16.

13.           DIRECTOR´S REMUNERATION

The statutory director did not receive any remuneration in respect of his services rendered to the Company during the years 2024 and 2023.

14.           JUDGMENTS AND ESTIMATES

When preparing the financial statements, the Company’s management uses judgments and estimates. These judgments and estimates affect the recognition and value of assets, liabilities, income, expenses and the information given in the notes.

15.           RELATED PARTY TRANSACTIONS

The Company had the following material transactions with related parties during the year:

In thousands of CZK	2024	2023
Revenues from provided services	71 049	72 770
Service fees paid	(1 379)	(1 040)
Interest income	947	895

Notes:

(i)	The revenues provided to a related party were based on the direct costs incurred, plus a mark-up of 5%.
(ii)	The service fees provided by a related party were based on the market price.
(iii)	Interest income on a loan provided to a related party, the interest rate (p.a.) on the loan was 1.5%. Details of the loan are included in the note 7 to the financial statements.

16.           FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company’s exposure to market risk (including interest rate risk and foreign currency risk), credit risk and liquidity risk arises in the normal course of its business. These risks are managed by the Company’s financial management policies and practices described below:

Credit risk

Credit risk is the risk that the counterparty fails to keep their obligations resulting in the financial loss of the Company. The Company primarily minimises this risk by screening its counterparties, whereby currently the Company provides services primarily to a reliable related party.

Also the loan is provided exclusively to a company within the group (related party). Total credit risk is represented by the data presented for financial assets (loans and receivables) in the balance sheet.

Liquidity risk

Liquidity risk is the risk that financial liabilities cannot be settled at the time they are payable. An important aspect in managing the liquidity risk is to secure necessary cash position to be able to pay the Company’s financial liabilities when they are due. The Company manages its liquidity position by monitoring expected and actual cash inflows and outflows on a regular basis.

Gamee Mobile s.r.o.

NOTES TO THE FINANCIAL STATEMENTS

31 DECEMBER 2024

16.           FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Interest rate risk

Interest rate risk is the risk that the Company's position may be adversely affected by a change of market interest rates.

Except for the loan provided to a related party (ref.to note 7 above), where the interest rate risk is managed on the group level, the cash at bank balances and all the financial instruments of the Company were non-interest bearing, thus management considers that the exposure to interest rate risk is minimal.

Currency risk

Currency risk is a subset of market risk, when the value of assets and liabilities is denominated in a foreign currency and may be affected by a change in the exchange rate. The revenues are denominated in US dollars, however given the transfer-pricing scheme with the related party, the Company effectively does not bear the currency risk on its revenues as the scheme ensures that all the Company's cost are reimbursed.

On the other hand, the Company is exposed to FX risk on translation of the loan provided to a related party, where the unrealized FX gains or losses flow in the Statement of Profit or Loss for the year, depending on the FX rate CZK / USD as of the year end.

Concentration risk

The Company operates exclusively in the business of IT development in the gaming industry and provides services primarily to related parties within the ANIMOCA group. This risk is managed on the ANIMOCA group level, not at the Gamee Mobile s.r.o. level.

17.           SUBSEQUENT EVENTS

No events that could have a significant impact on the financial position of the Company occurred between the balance sheet date and the date of financial statements approval.

31 March 2026

/s/ Robert William Hong-San Yung	/s/ Martin Zakovec
Robert William Hong-San Yung	Martin Zakovec
Director	Director

Gamee Mobile s.r.o.

Financial Statements

As of and for the year ended 31 December 2025

Independent Auditors' Report

To the Shareholder and Directors of Gamee Mobile s.r.o.

Identification of the Company: Gamee Mobile s.r.o.

Identification No.:	29103746
Registered Office:	Rašínovo nábřeží 71/10, 128 00 Prague 2, Czech Republic
Legal Form:	Limited Liability Company
File Number:	C 281545, Trade Register Court Prague

Opinion

We have audited the financial statements of Gamee Mobile s.r.o. ("the Company"), which comprise the balance sheet as of 31 December 2025, and the related statement of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2025, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards („IFRS").

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS) and in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits, which include relevant ethical requirements in the United States of America and the International Ethics Standards Board for Accountants' Code of Ethics for Professional Accountants. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

TPA Audit s.r.o.

140 00 Prague 4, Antala Staška 2027/79

Tel.: +420 222 826 311, E-mail: audit@tpa-group.cz, www.tpa-group.cz

Branches: 746 01 Opava, Veleslavinova 240/8, 703 00 Ostrava, Ruská 83/24

ID: 60203480, Certificate no. 80 of the Chamber of Auditors of the Czech Republic,

Municipal Court in Prague, file no. C.25463

Albania | Austria | Bulgaria | Croatia | Czech Republic | Hungary
Montenegro | Poland | Romania | Serbia | Slovakia | Slovenia

Responsibilities of Management and Those Charged with Governance for the Financial Statements (continued)

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time; to disclose, as applicable, matters related to going concern; and to use the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS and ISAs will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS and ISAs, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed;

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

TPA Audit s.r.o.	Stránka 2 z 3

Auditors' Responsibilities for the Audit of the Financial Statements (continued)

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control-related matters that we identified during the audit.

Prague, Czech Republic
20 May 2026

/s/ Pavel Pražák Auditor: Pavel Pražák Certificate No. 1968 KAČR	/s/ TPA Audit s.r.o. TPA Audit s.r.o. Antala Staška 2027/79, Praha 4 Certificate No. 080 KAČR

TPA Audit s.r.o.	Stránka 2 z 3

Gamee Mobile s.r.o.

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

31 DECEMBER 2025

For the year ended 31 December In thousands of CZK	Note	2025	2024
Revenues from services	3	76 958	73 891
Other operating revenues		351	-
Total revenues		77 309	73 891

Costs of provided services	4	59 188	59 666
Payroll costs	4	10 610	8 957
Other operating costs	4	1 581	1 773
Operating result		5 930	3 495
Interest income		886	947
Interest expense		41	74
Other financial expenses – net (cost (+) / income (-))	5	(12 219)	5 393
Financial result		(11 374)	6 266
Profit or loss before tax		(5 444)	9 761
Income tax	6	(36)	726
Net result after tax		(5 408)	9 035
Profit for the year and total comprehensive income		(5 408)	9 035

1

Gamee Mobile s.r.o.

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

31 DECEMBER 2025

As of 31 December

In thousands of CZK	Note	31.12.2025	31.12.2024
NON-CURRENT ASSETS
Non–current receivables		0	69 414
Other non-current assets		2 821	3 462
Non-current assets	7	2 821	72 876

CURRENT ASSETS
Trade receivables	8	18 751	12 733
Loans receivable (related party)	8	59 925	0
Other receivables		2 938	3 201
Cash and bank balance	9	13 261	16 970
Current assets		94 875	32 904
Total assets		97 696	105 780

In thousands of CZK	Note	31.12.2025	31.12.2024
EQUITY
Share capital		471	471
Other capital funds		118 063	118 063
Retained earnings		(38 829)	(33 386)
Total equity		79 705	85 148

NON-CURRENT LIABILITIES
Lease liability – long -term		146	1 069
Non-current liabilities		146	1 069

CURRENT LIABILITIES
Advances received		10 471	12 278
Trade payables		4 707	4 497
Lease liability – short-term		871	782
Other liabilities		1 795	2 006
Current liabilities	11	17 844	19 563
Total liabilities		17 990	20 632
Total equity and liabilities		97 696	105 780

2

Gamee Mobile s.r.o.

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

31 DECEMBER 2025

For the year ended 31 December

In thousands of CZK	2025	2024
Profit before tax	(5 444)	9 761
Adjustment for:
Other non-cash items	11	60
Interest income	(886)	(947)
Unrealised FX gains on translation of loan to mother company	9 488	(6 240)

Change in receivables	(5 122)	4 471
Change in liabilities	(2 642)	711
Cash generated from operations	(4 595)	7 816
Interest received	886	947
NET INCREASE IN CASH AND CASH EQUIVALENTS	(3 709)	8 763
Cash and cash equivalents at beginning of year	16 970	8 207
CASH AND CASH EQUIVALENTS AT END OF YEAR	13 261	16 970

3

Gamee Mobile s.r.o.

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

31 DECEMBER 2025

In thousands of CZK	Share Capital	Other capital funds	Accumulated profit / (loss)	Total Equity
As at 1 January 2024	471	118 063	(42 389)	76 145

Profit for the year	-	-	9 035	9 035
Other	-	-	(32)	(32)

As at 31 December 2024	471	118 063	(33 386)	85 148

Loss for the year	-	-	(5 408)	(5 408)
Other			(35)	(35)

As at 31 December 2025	471	118 063	(38 829)	79 705

4

Gamee Mobile s.r.o.

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

31 DECEMBER 2025

1.              CORPORATE INFORMATION

1.1 Description of the company

Company:	Gamee Mobile s.r.o. (hereinafter referred to as the "Company")
Identification number:	29103746
Date of Establishment:	The Company was registered into commercial register on 8 July 2010
Registered Office:	Rašínovo nábřeží 71/10, Vyšehrad, 128 00 Praha 2
Legal form:	Limited liability company
Subject of business:	Providing IT development services.
Country of incorporation:	Czech Republic
Accounting period:	1 January 2025 – 31 December 2025
Trade Register File Nr: Section C 281545, entry of the Commercial Register kept by the Regional Court in Prague

1.2 Members of the statutory bodies

The Statutory Director during both the current and comparative periods (2025 and 2024) was Robert William Hong-San Yung.

Božena Řežábová was proxy holder until 18 September 2024, Martin Žákovec is proxy holder starting from 18 September 2024.

1.3 Employees

In 2025 the Company had 2 employees. In 2024 the Company had 3 employees (average FTE).

2.1           STATEMENT OF COMPLIANCE

The attached financial statements of the Company were prepared in accordance with International Financial Reporting Standards (IFRS).

2.2           BASIS OF PREPARATION

The accounting period for 2025 is the period of twelve months from 1 January 2025 to 31 December 2025.

These financial statements have been prepared under historical cost convention. These IFRS financial statements are presented in thousands of CZK (rounded using generally accepted methods), unless stated otherwise.

The Company's management, when preparing the financial statements, considered the going concern assumption. They concluded that the going concern assumption is not jeopardized. Therefore, the financial statements as of 31 December 2025 and for the year ended, were prepared on the basis that the Company will continue to operate as a going concern.

5

Gamee Mobile s.r.o.

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

31 DECEMBER 2025

2.3          CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Company has adopted the following revised IFRSs, which are applicable to the Company for the first time in the current year’s financial statements.

Amendments to IFRS 16	Lease Liability in a Sale and Leaseback
Amendments to IAS 1	Classification of Liabilities as Current or Non-current (the “2020 Amendments”)
Amendments to IAS 1	Non-current Liabilities with Covenants (the “2022 Amendments”)

Amendments to IFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction to ensure the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use it retains. Since the Company has no sale and leaseback transactions with variable lease payments that do not depend on an index or a rate occurring from the date of initial application of IFRS 16, the amendments did not have any impact on the financial position or performance of the Company.

The 2020 Amendments clarify the requirements for classifying liabilities as current or non-current, including what is meant by a right to defer settlement and that a right to defer must exist at the end of the reporting period. Classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement. The amendments also clarify that a liability can be settled in its own equity instruments, and that only if a conversion option in a convertible liability is itself accounted for as an equity instrument would the terms of a liability not impact its classification. The 2022 Amendments further clarify that, among covenants of a liability arising from a loan arrangement, only those with which an entity must comply on or before the reporting date affect the classification of that liability as current or non-current. Additional disclosures are required for non-current liabilities that are subject to the entity complying with future covenants within 12 months after the reporting period.

The Company has reassessed the terms and conditions of its liabilities as at 1 January 2024 and 2025 and concluded that the classification of its liabilities as current or non-current remained unchanged upon initial application of the amendments. Accordingly, the amendments did not have any impact on the financial position or performance of the Company.

2.4           ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company has not early applied the revised IFRSs that have been issued but are not yet effective for the accounting year ended 31 December 2025 in these financial statements. Among these new and revised IFRSs, the following are expected to be relevant to the Company’s financial statements upon becoming effective:

IFRS 18	Presentation and Disclosure in Financial Statement[2]
IFRS 19	Subsidiaries without Public Accountability: Disclosures[2]
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments[1]
Annual improvements to IFRS Accounting Standards – Volume 11	Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7[1]

1 Effective for annual periods beginning on or after 1 January 2026

2 Effective for annual/reporting periods beginning on or after 1 January 2027

IFRS 18 replaces IAS 1 Presentation of Financial Statements. While a number of sections have been brought forward from IAS 1 with limited changes, IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified tStandards – Volume 11otals and subtotals. Entities are required to classify all income and expenses within the statement of profit or loss into one of the five categories: operating, investing, financing, income taxes and discontinued operations and to present two new defined subtotals. It also requires disclosures about management-defined performance measures in a single note and introduces enhanced requirements on the grouping (aggregation and disaggregation) and the location of information in both the primary financial statements and the notes.

6

Gamee Mobile s.r.o.

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

31 DECEMBER 2025

2.4           ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Some requirements previously included in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, which is renamed as IAS 8 Basis of Preparation of Financial Statements. As a consequence of the issuance of IFRS 18, limited, but widely applicable, amendments are made to IAS 7 Statement of Cash Flows, IAS 33 Earnings per Share and IAS 34 Interim Financial Reporting. In addition, there are minor consequential amendments to other IFRSs. IFRS 18 and the consequential amendments to other IFRSs are effective for annual periods beginning on or after 1 January 2027 with earlier application permitted. Retrospective application is required. The Company is currently analysing the new requirements and assessing the impact of IFRS 18 on the presentation and disclosure of the Company’s financial statements.

IFRS 19 allows eligible entities to elect to apply reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRSs. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10 Consolidated Financial Statements cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements available for public use which comply with IFRSs. Earlier application is permitted. The Company is currently considering the application of IFRS 19 in the financial statements.

Amendments to IFRS 9 and IFRS 7 clarify the date on which a financial asset or financial liability is derecognized and introduce an accounting policy option to derecognize a financial liability that is settled through an electronic payment system before the settlement date if specified criteria are met. The amendments clarify how to assess the contractual cash flow characteristics of financial assets with environmental, social and governance and other similar contingent features. Moreover, the amendments clarify the requirements for classifying financial assets with non-recourse features and contractually linked instruments. The amendments also include additional disclosures for investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. The amendments shall be applied retrospectively with an adjustment to opening retained profits (or other component of equity) at the initial application date. Prior periods are not required to be restated and can only be restated without the use of hindsight. Earlier application of either all the amendments at the same time or only the amendments related to the classification of financial assets is permitted. The amendments are not expected to have any significant impact on the Company’s financial statements.

Annual Improvements to IFRS Accounting Standards – Volume 11 set out amendments to IFRS 1, IFRS 7 (and the accompanying Guidance on implementing IFRS 7), IFRS 9, IFRS 10 and IAS 7. Details of the amendments that are expected to be applicable to the Company are as follows:

•	IFRS 7 Financial Instruments: Disclosures: The amendments have updated certain wording in paragraph B38 of IFRS 7 and paragraphs IG1, IG14 and IG20B of the Guidance on implementing IFRS 7 for the purpose of simplification or achieving consistency with other paragraphs in the standard and/or with the concepts and terminology used in other standards. In addition, the amendments clarify that the Guidance on implementing IFRS 7 does not necessarily illustrate all the requirements in the referenced paragraphs of IFRS 7 nor does it create additional requirements. Earlier application is permitted. The amendments are not expected to have any significant impact on the Company’s financial statements.

•	IFRS 9 Financial Instruments: The amendments clarify that when a lessee has determined that a lease liability has been extinguished in accordance with IFRS 9, the lessee is required to apply paragraph 3.3.3 of IFRS 9 and recognise any resulting gain or loss in profit or loss. In addition, the amendments have updated certain wording in paragraph 5.1.3 of IFRS 9 and Appendix A of IFRS 9 to remove potential confusion. Earlier application is permitted. The amendments are not expected to have any significant impact on the Company’s financial statements.

•	IAS 7 Statement of Cash Flows: The amendments replace the term “cost method” with “at cost” in paragraph 37 of IAS 7 following the prior deletion of the definition of “cost method”. Earlier application is permitted. The amendments are not expected to have any impact on the Company’s financial statements.

7

Gamee Mobile s.r.o.

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

31 DECEMBER 2025

2.5           MATERIAL ACCOUNTING POLICY INFORMATION

Business operations in foreign currency

The Company records foreign currency transactions at the exchange rate of the date of transaction. Any resulting foreign currency gains or losses are recognised in the income statement of the relevant fiscal year. Utilized foreign currencies are primarily EUR and USD, use and impact of other foreign currencies is not significant.

The foreign currency translation of balances in foreign currencies and of business operations (transactions) was done using the exchange rates as of the balance sheet date. The following exchange rates were used:

FX rates CZK	quantity	31.12.2025	31.12.2024
USD	1	20,632	24,237
EUR	1	24,245	25,185

Intangible Assets

Intangible fixed assets are initially measured at cost, which includes the purchase price and all expenses directly attributable to their acquisition.

Intangible fixed assets with an acquisition cost exceeding CZK 80,000 in 2025 and 2024 are amortised to expenses over their estimated useful lives. If the carrying amount of an intangible fixed asset decreases due to temporary non-use, damage, or other circumstances, the Company recognises an impairment allowance to reduce its value.

Financial assets

In accordance with IFRS 9, financial assets shall be classified in three categories: (i) measured at amortised cost, (ii) fair value through other comprehensive income (FVOCI) and (iii) fair value through profit or loss (FVTPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and on its contractual cash flow characteristics. As financial instruments measured at amortized cost qualify only those, whose business model gives rise to cash flows that are solely payments of principal and interests. All other financial assets are measured at fair value through profit or loss.

Trade receivables that do not contain a significant financial component or for which the Company has applied the practical expedient of not adjusting the effect of a significant financial component are measured at the transaction price determined under IFRS 15. All the other financial assets are initially recognised at fair value plus transaction costs that are attributable to the acquisition of the financial assets, except in the case of financial assets recorded at fair value through profit or loss. Regular way purchases and sales of financial assets are recognised on the trade date, that is, the date when the Company commits to purchase or sell the assets.

(a) Classification and measurement

Debt instruments are measured at amortised cost using the effective interest rate method, subject to impairment if the assets are held for the collection of contractual cash flows where those contractual cash flows represent solely payments of principal and interest.

Debt instruments are measured at fair value through other comprehensive income if the assets’ contractual cash flows represent solely payments of principal and interest and the assets are held for collection of contractual cash flows and for selling the financial assets. Such financial assets are subsequently measured at fair value with any gains or losses from changes in fair value recognised in other comprehensive income, except for impairment losses and reversal, foreign exchange gains and losses and interest calculated using the effective interest rate method which are recognised in the statement of profit or loss. The cumulative gains or losses previously recognised in other comprehensive income are reclassified from other comprehensive income to the statement of profit or loss when the financial asset is derecognised.

8

Gamee Mobile s.r.o.

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

31 DECEMBER 2025

2.5          MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Debt instruments that do not meet the criteria for amortised cost or as financial assets at fair value though other comprehensive income are measured at fair value through profit or loss. Interest income for these financial assets is included in finance income.

(b)           Impairment

The Company applies the expected credit loss model on all the financial assets that are subject to impairment. Impairment allowances are recognised under the general approach where expected credit losses are recognised in two stages. For credit exposures where there has not been a significant increase in credit risk since initial recognition, the Company is required to provide for credit losses that result from possible default events within the next 12 months. For those credit exposures where there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure irrespective of the timing of the default.

The Company considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company.

(c)           Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets have expired; or where the Company has transferred its contractual rights to receive the cash flows of the financial assets and has transferred substantially all the risks and rewards of ownership; or where control is not retained.

Receivables and other financial assets

Trade receivables from the provision of services, other receivables and other financial assets are measured initially at fair value, and thereafter at amortised cost, applying the effective interest-rate method with deduction for any reduction for impairments.

Other financial liabilities

Other financial liabilities, such as trade payables, are assigned to the category "financial liabilities at amortised cost" (FLAC) and measured upon receipt at fair value, and thereafter at amortised acquisition cost.

Provisions and contingent liabilities

Provisions are recognised if the Company has legal or constructive obligations towards a third party due to a past event and the obligation is likely to lead to an outflow of funds. Such provisions are stated at the value which can be determined by the best possible estimate at the time the financial statements are prepared.

Related parties

A party is considered to be related to the Company if:

(a)           the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Company;
(ii)	has significant influence over the Company; or
(iii)	is a member of the key management personnel of the Company or of a parent of the Company;

or

9

Gamee Mobile s.r.o.

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

31 DECEMBER 2025

2.5           MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Related parties (continued)

(b)           the party is an entity where any of the following conditions applies:

(i)	the entity and the Company are members of the same group;
(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);
(iii)	the entity and the Company are joint ventures of the same third party;
(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;
(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company;
(vi)	the entity is controlled or jointly controlled by a person identified in (a);
(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and
(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Company or to the parent of the Company.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks, and short-term highly liquid deposits with a maturity of generally within three months that are readily convertible into known amounts of cash, subject to an insignificant risk of changes in value and held for the purpose of meeting short-term cash commitments.

For the purpose of the statement of cash flows, cash and cash equivalents comprise cash on hand and at banks, and short-term deposits, as defined above, less bank overdrafts which are repayable on demand and form an integral part of the Company’s cash management.

Financial liabilities

Financial liabilities are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, they are subsequently measured at amortised cost using the effective interest rate method.

Financial liabilities are derecognised when they are extinguished, i.e., when the obligation is discharged or cancelled, or expires.

Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognised when the control of services is transferred to the customers, at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. There are no variable components in the contract, the Company operates on a cost+ basis with other group entities.

Other income

Interest income is recognised on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Deferred tax

Deferred tax is provided using the liability method, on temporary differences at the end of the reporting period arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Tax rates enacted or substantively enacted by the end of the reporting period are used to determine the deferred tax.

Deferred tax liabilities are provided in full while deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

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Gamee Mobile s.r.o.

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

31 DECEMBER 2025

3.             REVENUES

In thousands of CZK	2025	2024
Revenues from recharge of costs to a group entity	76 958	73 891
Other operating revenues	351	-
Total	77 309	73 891

The Company provides IT development services to related parties, where its costs are primarily staff costs provided by external parties (see below in note 4. Operating costs). Revenues represent recharge of the Company´s costs +5% mark-up. Revenues are recorded in the period, to which they relate. Contractual incentives are not used.

4.             OPERATING COSTS

In thousands of CZK	2025	2024
Costs of purchased services	59 188	59 666
Payroll costs	10 610	8 957
Other operating costs	1 581	1 773
Total	71 379	70 396

Costs of purchased services represent mainly externally sourced programming services. Payroll costs contain primarily management remuneration, including the social and health security charges.

7.             FINANCIAL COSTS AND INCOME

In 2025, other financial costs represents primarily loss on the revaluation of the interest-bearing loan to a related party (ref.to note 7 below) in the amount of CZK 9.5 million (2024: gain on revaluation of the loan of CZK 5.3 million).

8.             INCOME TAX

In thousands of CZK	2025	2024
Profit / (loss) before tax	(5 444)	9 761
Deferred income tax expense (+) / income (-)	(36)	726
Net results after tax	(5 408)	9 035

The deferred income tax relates primarily to accumulated tax losses of prior years. As at 31 December 2025, the Company had tax loss of the year 2025 in the amount of CZK 4.6 million, which can be utilised until 2030. Given the tax losses of prior years, the Company did not have corporate income tax payable in 2025 and 2024.

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Gamee Mobile s.r.o.

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

31 DECEMBER 2025

7.             NON-CURRENT ASSETS

Non-current assets as at 31 December 2024 were represented by an interest-bearing loan provided to a related party amounting to CZK 69,414 ths. (USD 2,864 ths). As at 31 December 2025, this loan was reclassified to short-term related parties due to its maturity in February 2026 (ref.to note 8).

Other non-current assets contain right of use for office space of CZK 1 468 ths. (31 December 2024: CZK 2 145 ths.) and deferred tax asset of CZK 1 033 ths. (31 December 2024: CZK 997 ths.) recognized as at 31 December 2025. Deferred tax asset was recognised primarily from accumulated tax losses in the amount that is expected to be utilised (CZK 4.6 million).

8.             RECEIVABLES

As at 31 December 2025, the loan provided to a related party amounting to CZK 59,925 ths. (USD 2,905 ths.) was reclassified to short-term receivables. This loan was presented within non-current assets as at 31 December 2024.

Trade receivables are represented by a related party receivable amounting to CZK 18 513 ths. (USD 897 ths.); (31 December 2024: related party receivable of CZK 12,708 ths.). Trade and other receivables are current assets and are recognised without any necessary valuation adjustments, and as a result the carrying amount reflects their fair value.

9.             CASH AND BANK BALANCES

Cash and cash equivalents are represented primarily by cash in current bank accounts at Komerční banka a.s., denominated in CZK, USD and EUR. Cash and cash equivalents are current assets and are recognised without any necessary valuation adjustments and therefore the carrying amount reflects fair value.

10.          DEFFERED AND CURRENT TAXES

Deferred taxes are recognized on all temporary differences between the tax values of assets and liabilities and their carrying amount in the financial statements. Deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which it can be utilised.

Deferred tax is measured at the enacted tax rates that are expected to apply to the year when the underlying asset or liability will be settled.

The income tax expense for the year is calculated from the taxable income using the tax rate enacted and applicable in the Czech Republic. Current income tax assets and liabilities are measured at amounts which are expected to be received from or paid to the respective tax authority.

11.          CURRENT LIABILITIES

Current liabilities contain primarily an advance received from a related party for financing the working capital amounting to CZK 10 364 ths. (USD 502 ths.) as of 31 December 2025 (31 December 2024: advance received of CZK 12,175 ths.).

We consider the trade and other liabilities to be current and therefore their book value reflects also their fair value.

Lease liabilities represent a net present value of a liability for rent of office space.

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Gamee Mobile s.r.o.

NOTES TO THE FINANCIAL STATEMENTS

31 DECEMBER 2025

12.           OPERATING LEASE CONTRACTS

The Company has reported the relevant operating lease agreements in accordance with IFRS 16. For the reporting of operating lease agreements, the Company has chosen to report only newly concluded contracts after 1 January 2019 in accordance with IFRS 16.

13.           DIRECTOR´S REMUNERATION

The statutory director did not receive any remuneration in respect of his services rendered to the Company during the years 2025 and 2024.

14.           JUDGMENTS AND ESTIMATES

When preparing the financial statements, the Company’s management uses judgments and estimates. These judgments and estimates affect the recognition and value of assets, liabilities, income, expenses and the information given in the notes.

15.           RELATED PARTY TRANSACTIONS

The Company had the following material transactions with related parties during the year:

In thousands of CZK	2025	2024
Revenues from provided services	74 625	71 049
Service fees paid	(612)	(1 379)
Interest income	886	947

Notes:

(i)	The revenues provided to a related party were based on the direct costs incurred, plus a mark-up of 5%.
(ii)	The service fees provided by a related party were based on the market price.
(iii)	Interest income on a loan provided to a related party, the interest rate (p.a.) on the loan was 1.5%. Details of the loan are included in the note 7 to the financial statements.

16.          FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company’s exposure to market risk (including interest rate risk and foreign currency risk), credit risk and liquidity risk arises in the normal course of its business. These risks are managed by the Company’s financial management policies and practices described below:

Credit risk

Credit risk is the risk that the counterparty fails to keep their obligations resulting in the financial loss of the Company. The Company primarily minimises this risk by screening its counterparties, whereby currently the Company provides services primarily to a reliable related party.

Also the loan is provided exclusively to a company within the group (related party). Total credit risk is represented by the data presented for financial assets (loans and receivables) in the balance sheet.

Liquidity risk

Liquidity risk is the risk that financial liabilities cannot be settled at the time they are payable. An important aspect in managing the liquidity risk is to secure necessary cash position to be able to pay the Company’s financial liabilities when they are due. The Company manages its liquidity position by monitoring expected and actual cash inflows and outflows on a regular basis.

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Gamee Mobile s.r.o.

NOTES TO THE FINANCIAL STATEMENTS

31 DECEMBER 2025

16.          FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Interest rate risk

Interest rate risk is the risk that the Company's position may be adversely affected by a change of market interest rates.

Except for the loan provided to a related party (ref.to note 8 above), where the interest rate risk is managed on the group level, the cash at bank balances and all the financial instruments of the Company were non-interest bearing, thus management considers that the exposure to interest rate risk is minimal.

Currency risk

Currency risk is a subset of market risk, when the value of assets and liabilities is denominated in a foreign currency and may be affected by a change in the exchange rate. The revenues are denominated in US dollars. however given the transfer-pricing scheme with the related party, the Company effectively does not bear the currency risk on its revenues as the scheme ensures that all the Company's costs are reimbursed.

On the other hand, the Company is exposed to FX risk on translation of the loan provided to a related party. where the unrealized FX gains or losses flow in the Statement of Profit or Loss for the year. depending on the FX rate CZK / USD as of the year end.

Concentration risk

The Company operates exclusively in the business of IT development in the gaming industry and provides services primarily to related parties within the ANIMOCA group. This risk is managed on the ANIMOCA group level. not at the Gamee Mobile s.r.o. level

17.          SUBSEQUENT EVENTS

No events that could have a significant impact on the financial position of the Company occurred between the balance sheet date and the date of financial statements approval.

30 April 2026

/s/ Robert William Hong-San Yung	/s/ Martin Zakovec
Robert William Hong-San Yung	Martin Zakovec
Director	Director

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